Exhibit 99.1

Harry Winston Diamond Corporation delivers strong
growth in both segments of its diamond business as
increased global consumer demand for jewelry and
timepieces drives both sales and rough diamond prices

TORONTO, CANADA (September 7, 2011) – Harry Winston Diamond Corporation (TSX: HW, NYSE:HWD) (the “Company”) today announced its second quarter Fiscal 2012 results for the quarter ending July 31, 2011.

Robert Gannicott, Chairman and Chief Executive Officer said, “Global retail demand, especially in the emerging economies such as China and India, has delivered both strong retail sales growth and strong rough diamond prices. Seeing through the effect of a small number of high-value, lower margin sales, our own jewelry and timepiece business shows solid growth in both sales and margin in the core bridal, timepiece and designed jewelry segments. The market price increase in rough diamonds has more than compensated for two complete sales versus three in the comparable prior year quarter as well as the lower quality diamonds mined from the upper part of the current open pit.

Looking forward we continue to see strong global jewelry and timepiece demand from China while Japan and the Middle East improve and the US remains subdued. On this basis we expect to continue to grow our own jewelry and timepiece business despite challenging economic conditions in the US and Europe. Although we do not predict further near-term rough diamond market price increases we do see our own rough diamond sales price already improving as we produce more from the higher valued A-154 South and North pipes.”

Second Quarter Highlights:

  For the mining segment, a total of 0.72 million carats were produced, an increase of 11% over the prior year. Due to a sale date straddling the quarter end, a total of 0.57 million carats were sold in this quarter versus 0.78 million carats sold in the second quarter of the prior year. The carats sold were smaller than the prior year due to extra small diamonds from the processing of earlier plant rejects and lower quality ore from the upper section of the A-418 pipe. Despite these cumulative negative variances the market price increase of 41% led to an increase of 3% in sales.

  For the luxury brand segment, sales were $132.8 million, an increase of 98% versus the prior year (81% at constant exchange rates). Seeing through the effect of $55.6 million of very large transactions at a reduced margin, solid growth in both sales and margin were delivered by the jewelry and timepiece businesses. This segment generated operating profit of $6.8 million and EBITDA of $10.1 million during the second quarter.

Fiscal 2012 Second Quarter Financial Summary

(US$ in millions except Earnings per Share amounts)(Prepared in accordance with IFRS)

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	July 31, 2011	July 31, 2010	July 31, 2011	July 31, 2010
Sales	$222.4	$153.7	$366.3	$267.7
- Mining Segment	89.6	86.8	151.6	135.7
- Luxury Brand Segment	132.8	66.9	214.7	132.0
Operating profit	23.1	29.9	27.8	32.3
- Mining Segment	16.3	27.6	16.9	28.5
- Luxury Brand Segment	6.8	2.3	10.9	3.8
Net profit attributable to shareholders	10.0	13.0	13.6	15.2
Earnings per share	$0.12	$0.17	$0.16	$0.20

Complete financial statements, MD&A and a discussion of risk factors are included in the accompanying release.

Conference Call and Webcast
Beginning at 8:30AM (Eastern Time) on Thursday, September 8, 2011, the Company will host a conference call for analysts, investors and other interested parties. Listeners may access a live broadcast of the conference call on the Company's investor relations web site at http://investor.harrywinston.com or by dialing 866-831-6270 within North America or 617-213-8858 from international locations and entering passcode 34099286.

An online archive of the broadcast will be available by accessing the Company's investor relations web site at http://investor.harrywinston.com. A telephone replay of the call will be available one hour after the call through 11:00PM (ET), Thursday, September 22, 2011 by dialing 888-286-8010 within North America or 617-801-6888 from international locations and entering passcode 69493950.

About Harry Winston Diamond Corporation
Harry Winston Diamond Corporation is a diamond enterprise with premium assets in the mining and retail segments of the diamond industry. Harry Winston supplies rough diamonds to the global market from its 40 percent ownership interest in the Diavik Diamond Mine. The Company’s luxury brand segment is a premier diamond jeweler and luxury timepiece retailer with salons in key locations, including New York, Paris, London, Beijing, Tokyo, Hong Kong and Beverly Hills.

The Company focuses on the two most profitable segments of the diamond industry, mining and retail, in which its expertise creates shareholder value. This unique business model provides key competitive advantages; rough diamond sales and polished diamond purchases provide market intelligence that enhances the Company’s overall performance.

For more information, please visit www.harrywinston.com or for investor information, visit http://investor.harrywinston.com.

Contacts:

Ms. Laura Kiernan, Director, Investor Relations – (212) 315-7934 or lkiernan@harrywinston.com

Ms. Kelley Stamm, Manager, Investor Relations – (416) 205-4380 or kstamm@harrywinston.com